  Exhibit 99.1

Fury Provides Corporate and Exploration Update

Toronto, Canada – September 7, 2021 – Fury Gold Mines Limited (TSX: FURY)(NYSE American: FURY) (“Fury” or the “Company”) is pleased to provide a corporate and exploration update.

Corporate Highlights
●
Appointed Tim Clark, a 23-year veteran in institutional capital markets with experience in the global metals and mining industry, to the position of CEO;
●
Mr. Clark is leading a change in strategy that focuses on exploration and discovery across the Company’s core assets;
●
Adjust primary exploration activities to focus on Fury’s core assets Eau Claire and Committee Bay, while concurrently conducting a strategic review of non-core assets;
●
Readjust capital spend with the goal of spending at least 70% of funds on exploration and drilling activities; and
●
Reduce corporate cash expenditures through certain strategic initiatives, including transitioning the Toronto office to a virtual work environment with a head office in Vancouver and leveraging several cost sharing benefits with sister companies.

“The Company’s focus and re-commitment to discovery and exploration are a reflection of the evidence and our continued confidence that Fury Gold’s high-grade resource base will continue to grow significantly larger. The Company is extremely well positioned for shareholders to benefit from improved capital allocation efficiency, pending near-term exploration results and the potential positive move in the gold market,” commented Tim Clark, CEO of Fury.

Exploration Highlights
Eau Claire:
●
Completed approximately 32,000 metres (m) of drilling at Eau Claire with 28 holes released and 10 drill holes from Snake Lake and the Western Limb Extension target areas currently pending
(Figure 1);
●
Drilling is underway at Snake Lake where three sub-parallel high-grade gold bearing structures are being explored, the Eau Claire structure, the Snake Lake structure as well as a newly identified gold bearing structure situated between the Eau Claire and Snake Lake structures. To date, the Company has extended mineralization at Snake Lake 840m down dip of historical drilling with an intercept of 94.1 g/t gold over 0.5m (see Fury news release dated May 18, 2021) (Figure 2);
●
Advancing four of nine regional targets to drill stage through geochemical and geophysical surveys with a focus on the 6.5-kilometre (km) Percival trend (Figure 3);
●
Planning to drill the high-grade Percival target area during the first half of 2022 (Figure 4); and
●
Commenced surface exploration program at the Eleonore South Joint Venture to advance large scale 5.5 km long geochemical anomaly to drill stage (Figure 5).

www.furygoldmines.com

Committee Bay:
●
Completed summer drill program of 2,587m across 5 holes at Committee Bay focused on the 8km shear zone hosting the Raven prospect where alteration and veining consistent with gold mineralization were intersected (Figure 6). Historical drill results from Raven include 31.1 g/t gold over 2.8m and 9.49 g/t gold over 7.57m1. Results from this summer’s drill program are expected in mid October; and
●
Completed geochemical sampling across six regional target areas in the southwestern region of the project to advance the most robust gold anomalies to drill stage.

In total, there are 17 holes pending at the Eau Claire and Committee Bay gold projects, which are expected to be released over the next couple of months.

Eau Claire – Deposit Trend Long Section

Resource Remains Open for Expansion in All Directions

Eau Claire Deposit
Snake Lake Target
Surface
20EC-005²
11.56 g/t Au over 6.04m
21EC-022²
23.27 g/t Au over 7.09m
Results Pending
21EC-032³:
12.81 g/t Au over 1m
21EC-031³:
1.18 g/t Au over 8m
Fold Hinge Target
Results Pending
Limb Target
Snake Lake
21SL-001²:
19.6 g/t Au over 0.5m
2.85 g/t Au over 5m
7.51 g/t Au over 2m
Snake Lake Deep
21EC-018²:
94.1 g/t Au over 0.5m
20EC-006¹:
2.59 g/t Au over 3m
Target A & B
21EC-026²:
7.30 g/t Au over 1.49m
9.60 g/t Au over 1m
21EC-028²:
2.60 g/t Au over 4.97m
7.77 g/t Au over 1.49m
20EC-003²
8.87 g/t Au over 2.51m
21EC-013²
8.87 g/t Au over 2.88m
59.30 g/t Au over 0.96m
1 km down plunge exploration step-out
21EC-007¹:
15.3 g/t Au over 1m
21EC-010¹:
1.03 g/t Au over 1.5m
8.83 g/t Au over 1.5m
Legend
Released Drill Hole
Results Pending
Planned Drill Holes
Limit of Drilling
Eau Claire Target
Snake Lake Target
Interpolated g/t*m
50
30
15
7
2
1 km

1. Main intervals - no less than 2m of >= 0.25 g/t Au, maximum consecutive dilution 2m; Sub-intervals - no less than 1m of >= 1 g/t Au, maximum consecutive dilution 2m
2. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m
3. Lengths are drill indicated core length, as insufficient drilling has been undertaken to determine true widths at this time.

  Figure 1: Eau Claire deposit trend long section including Snake Lake depicting recent drill intercept highlights and drill holes with results pending.
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Snake Lake – Second Structure Runs Parallel to Eau Claire

Drilling Multiple Gold Bearing Structures

Surface
S
S'
ER16-592
12.2 g/t Au over 1.5m
ER17-796
13.24 g/t Au over 2.65m
Gold Interpolant
Quartz Feldspar Phyric Intrusive
21SL-002[1]
1 g/t Au over 3m
4.04 g/t Au over 0.5m
(VG @ 410-416m)
Current Drill Hole
Basalt Flow
21SL-001[1]
19.6 g/t Au over 0.5m (VG @ 220m)
2.85 g/t Au over 5m
incl. 8.51 g/t Au over 1m
3.78 g/t Au over 1m (VG @ 212m)
7.51 g/t Au over 2m
incl. 23.9 g/t Au over 0.5m
1.1 km
21SL-003
Results pending
(VG @ 450.5-451.5m)
Plunge Projection
21EC-010[1]
6.43 g/t Au over 1.5m
21EC-018[1]
94.1 g/t Au over 0.5m
250 m
1 km
Sediment-epiclastic
Legend
Inferred Interpolated Au g/t*m
2.5
1
0.75

1. Main intervals - Au grade*thickness no less than 2g/t*m with grade is no less than 1g/t, maximum consecutive dilution 2m

  Figure 2: Snake Lake long section depicting recent drill highlights and drill holes with pending results.

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# New Geologic Framework

## Geochemical and Geophysical Surveys

Legend
Prospect
Target Area
Target Area - Work Completed
Fury Property
Geology
Diabase Dyke
Felsic Intrusive
Quartz/Feldspar Phyric Dykes
Sediment/Epiclastic
Iron Formation
Mafic Volcanic
Mafic Volcanic-Magnetic
Structure
Target Area - Work Completed
Hashimoto Deformation Zone
North Trend
Serendipity Trend
Eau Claire
Snake Lake
Percival
Cannard Deformation Zone
Target Area - Work Completed
N
2 km

- 30 kilometres of discovery potential along the Cannard deformation corridor
- Follow up on Percival discovery (2018); prepare prospect for Q4 drilling
- Summer program focused on six principal regional targets; mapping, geochem and IP

  Figure 3: Regional geology map showing the outlines of the completed geochemical grids at four of the nine identified regional targets.

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# Percival Mineralization Style – Favourable Stratigraphy

## New Interpretation of Target Area

- Mineralization at margin of folded, steeply plunging magnetic stratigraphy
- Summer Exploration: 6.5 kilometer geochemical grid over the Percival corridor
- Drilling Winter 2022

3D Magnetics Inversion
Looking Northeast
Percival Fold Hinge
Untested Parallel Fold Hinge
Surface
ER18-823[1]
2.22 g/t Au over 93.1m
incl. 6.26 g/t Au over 9.0m
ER18-822[1]
1.46 g/t Au over 78.5m
ER19-830[1]
3.46 g/t Au over 18.8m
incl. 7.13 g/t Au over 8.5m
ER19-845[1]
8.47 g/t Au over 2.0m
ER19-852[1]
1.15g/t Au over 31.1m
incl. 2.67g/t Au over 9.85m
Down Plunge Extension
Untested Parallel Fold Hinge
Legend
Drill Intercept/ Gold Interpolant (Au g/t)
10
5
2.5
1
0.5
Magnetic
High
Low
250 m
Eau Claire
Snake Lake
Percival
1. Main intervals Au grade*thickness no less than 5 g/t*m with grade is no less than 0.25 g/t, maximum consecutive dilution 5m. Sub intervals Au grade*thickness no less than 5 g/t*m with grade is no less than 2 g/t, maximum consecutive dilution 2.5m

  Figure 4: New interpretation of the Percival prospect showing the steep west fold plunge as indicated by the 3D magnetic inversion.

www.furygoldmines.com

# Éléonore South JV – Project Location and Targeting

## Large Scale High-Grade Untested Gold in Till Anomaly

FURY

Legend
Major Structures
Gold Mineralization
ESJV Claims
Newmont Claims
Sirios Claims
Soil Au ppb
50 - 100
100 - 250
> 250
N
2 km
Newmont
11 km North
Éléonore Mine[1]
P&P Reserves:
1.28M oz @ 5.31 g/t Au
Resources:
M&I: 410k oz @ 4.55 g/t Au
Inf: 580k oz @ 5.21 g/t Au
SIRIOS
Cheechoo Deposit[2]
Inf: 1.96M oz @ 0.65 g/t Au
5.5km Target
Geochemical anomaly crosses multiple potential source structures
Ice Direction

- Land Position: 14,700 ha
- Fury (38.12%), Newmont (38.11%) and Azimut Exploration (23.77%) - Fury currently acts as manager and operator of the joint venture on behalf of the partners
- 2021 exploration program underway – focused on advancing to drill stage for 2022

1. Refer to 2019 Reserves and Resources on Newmont website
2. Refer to Sirios Resources news release on November 17, 2020

  Figure 5: Historical high-grade 5.5 km long +50 ppb gold in till anomaly at the Eleonore South Joint Venture will be followed up on as part of the 2021 exploration program.

www.furygoldmines.com

# Committee Bay – Raven Prospect

## Recognized New Geometry – All Four Holes Hit a Panel of Alteration and Veining

Legend
2021 Drill Hole
Previous Drill Holes
Regional Shear Zone Corridor
Rocks (Au g/t)
0.1 - 0.5
0.5 - 1
1 - 5
> 5
21RV010
21RV011
21RV012
21RV014
A'
A
Sediments
Gabbro
Felsic Volcaniclastics
Silica sericite alteration
Mafic Volcanic
N
200 m

21RV012: 190m Coarse VG in quartz vein

Looking West
A
A'
21RV010
21RV011
05RV001[1]
9.49 g/t Au over 7.6m
Quartz tour veining, arsenopyrite
Silica sericite alteration
20m footprint
Mafic Volcanic
Gabbro
Silica sericite alteration
Felsic Volcaniclastics
100 m

VG
Aspy

21RV011: 171.57m Coarse arsenopyrite, VG

Figure 6: 2021 drilling at the Raven Prospect successfully intersected the gold bearing structure within a 20-30m wide alteration zone in all holes.

Technical Disclosure
The above figures reference only highlights, see the Company’s periodic filings for full details of the work being conducted and its results.

Analytical samples from exploration drill holes completed by Fury at Eau Claire between October 2020 and May 2021 were taken by sawing NQ diameter core into equal halves on site with one half being sent to Actlabs in Val d'Or, QC for preparation and then to Actlabs in Thunder Bay, ON for analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (1A2B-50) and multi-element four acid digest ICP-AES/ICP-MS method (1F2). Where 1A2B-50 results were greater than 5 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (1A3-50). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

www.furygoldmines.com

Analytical samples from resource expansion drill holes completed by Fury at Eau Claire between October 2020 and April 2021 were taken by sawing NQ diameter core into equal halves on site and sending one of the halves to ALS Lab in Val d'Or, QC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included crushing core samples to 90% < 2mm and pulverizing 1000g of the crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results are greater than 5 ppm Au the assay are repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

Analytical samples for the Resource Expansion Drill Program completed by Fury at Eau Claire between April 2021 and June 2021 and Exploration drill holes completed by Fury between May 2021 and June 2021 were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to Bureau Veritas (BV) lab in Timmins, ON (ISO/IEC 17025 accredited facility) for preparation and analysis. Preparation included crashing core sample to 90% < 2mm and pulverizing 1000g of crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (BV code FA450) and multi-element four acid digest ICP-AES/ICP-MS method (BV code MA200). Where FA450 results are greater than 5 ppm Au the assay is repeated with 50 g nominal weight fire assay with gravimetric finish (FA550-Au). QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

Analytical samples from all drill holes completed by Fury at Eau Claire after June 2021 were taken by sawing HQ diameter core into equal halves on site and sending one of the halves to ALS Lab in Val d'Or, QC (ISO/IEC 17025:2017 and ISO 9001:2015 accredited facility) for preparation and analysis. Preparation included crushing core samples to 90% < 2mm and pulverizing 1000g of the crushed material to better than 85% < 75 microns. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results are greater than 5 ppm Au the assay is repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal and lab standard and blank samples, field and lab duplicates and re-assay indicate good overall accuracy and precision.

Historical drill samples at Eau Claire were taken by sawing NQ diameter core into equal halves on site with one half being sent to ALS Chemex in Val D'or, QC for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 5 ppm Au the assay was repeated with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

1. Intercepts were calculated using a minimum of a 0.25 g/t gold cut-off at beginning and end of the intercept and allowing for no more than six consecutive metres of less than 0.25 g/t gold. Minimum length of the composite intercept allowed was one metre. The 2005 Raven drilling completed by Committee Bay Resources Ltd. is historical in nature, however, the Company has reviewed the associated QA/QC data and original analytical certificates and is in the opinion the drilling and sampling were carried out following industry best practices for disclosure.

www.furygoldmines.com

David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of National Instrument 43-101 and has reviewed and approved the technical disclosures in this press release in relation to all Quebec projects.

Michael Henrichsen, P.Geo., SVP Exploration at Fury, is a “qualified person” within the meaning of National Instrument 43-101 and has reviewed and approved the technical disclosure in this press release in relation to Committee Bay.

Committee Bay Drilling QA/QC Disclosure
Intercepts were calculated using a minimum of a 0.25 g/t gold (Au) cut off at beginning and end of the intercept and allowing for no more than six consecutive metres of less than 0.25 g/t Au.

About Fury Gold Mines Limited
Fury Gold Mines Limited is a Canadian-focused gold exploration company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and exploring mining assets, Fury intends to grow and advance its multi-million-ounce gold platform through potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines Limited, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas
Vice President, Investor Relations
Tel: (437) 500-2529

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language
This release includes certain statements that may be deemed to be “forward-looking information” or “forward-looking statements” within the meaning of applicable Canada and United States securities laws (“forward-looking statements”), which relate to the future operations of the Company and other statements that are not historical facts. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". Forward-looking statements are information that includes implied future performance and/or forecast information. Forward-looking statements in this release reflect management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking statements contained in this release, include information relating to: current and planned cost reductions, future exploration plans and the review of non-core assets.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the outlook for minerals; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Base Shelf Prospectus, Annual Information Form and MD&A for the year ended December 31, 2020 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2020 filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place heavy reliance on forward-looking statements, which can speak only as of the date made. The forward-looking statements contained in this news release is expressly qualified by this cautionary statement. The Company will only update disclosure including forward oriented information as required under applicable securities law.

- End -
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